ALPS Series Trust

1290 Broadway, Suite 1100

Denver, CO 80203

July 25, 2018

VIA EDGAR

Ms. Samantha Brutlag

Mr. David Manion

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ALPS Series Trust (the “Registrant”)

File Nos. 333-255844

Form N-14 Pre-Effective Amendment No. 2 filed July 25, 2018

Dear Ms. Brutlag and Mr. Manion:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the Staff of the Division of Investment Management (the “Staff”) on July 25, 2018 regarding the Registrant’s Form N-14 Pre-Effective Amendment No. 2 filed July 25, 2018 (the “Registration Statement”).

A.

Comment: With respect to your response in Disclosure Staff Comment #1 in your letter dated July 23, 2018, please confirm that the Remaining Series will not include “American Independence” in its name.

Response: Confirmed.

B.

Comment: With respect to your response in Disclosure Staff Comment #2 in your letter dated July 23, 2018, please confirm that your response stating that “Proxies containing “no” votes for the Proposal will be cast against adjournment” will be included in the Joint Proxy Statement/Prospectus in the relevant sections of that document.

Response: The Registrant commits to include that language in the final version in the relevant sections of the Joint Proxy Statement/Prospectus, a copy of which will be filed via EDGAR pursuant to Rule 497.

* * *

If you have any questions or further comments, please contact Peter H. Schwartz, counsel to the Registrant, at (303) 892-7381.

U.S. Securities and Exchange Commission

Division of Investment Management

July 25, 2018

Very truly yours,

/s/ Richard C. Noyes
Richard C. Noyes
Secretary, ALPS Series Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP